UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nautilus, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

63910B102

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 63910B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,728,437 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,728,437 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,437 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the common stock, no par value (the “Common Stock”), of Nautilus, Inc., a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer are:

16400 SE Nautilus Drive

Vancouver, Washington 98683

Item 2.  Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).  Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities.  Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.  SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons are all affiliated with Sun Securities Fund and Sun Offshore Fund, which are private equity funds formed for the purpose of making investments in public and private securities.  The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of their investments and, therefore, will review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations.  Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise.  As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of Common Stock to understand their views of the Issuer’s operating strategy and financial performance.  Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a)-(b)    On July 23, 2008, the Reporting Persons sold shares of Common Stock decreasing the total number of shares owned by the Reporting Persons on such date to 2,728,437 shares of Common Stock, or approximately 8.6% of the Issuer’s outstanding Common Stock.  As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over all 2,728,437 shares of Common Stock.

(c)           Except for the transactions described herein and in the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.  On July 15, 2008, the Reporting Persons sold 24,300 shares of Common Stock at an average price per share of $5.42.  On July 16, 2008, the Reporting Persons sold 50,000 shares of Common Stock at an average price per share of $5.52.  On July 17, 2008, the Reporting Persons sold 133,116 shares of Common Stock at an average price per share of $5.99. On July 18, 2008, the Reporting Persons sold 100,000 shares of Common Stock at an average price per share of $6.01. On July 22, 2008, the Reporting Persons sold 4,200 shares of Common Stock at an average price per share of $5.50. On July 23, 2008, the Reporting Persons sold 82,800 shares of Common Stock at an average price per share of $5.54.  The transactions were effected by SCSF Equities and were open market sales on the New York Stock Exchange.

(d)          Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)           Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

Exhibit A                          Joint Filing Agreement, dated April 23, 2007, by and among each of the Reporting Persons (incorporated by reference to Exhibit A to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 23, 2007).

Exhibit B                            Limited Power of Attorney, dated December 29, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit B to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on June 26, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2008	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated:	July 24, 2008	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie

SCHEDULE A

SCSF EQUITIES, LLC

Set forth below is the name and business address of each manager of SCSF Equities. Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Set forth below is the name and business address of each manager of Sun Offshore Fund. Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Director	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Director	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES, LLC

Set forth below is the name and business address of each manager of Sun Capital Securities. Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

Annex I

Background Information Regarding Affiliates of the Reporting Persons Having
No Direct or Indirect Beneficial Ownership of Common Stock of the Issuer

Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of the Reporting Persons (with no direct or indirect beneficial ownership or other voting or dispositive power or pecuniary interest in any investments made by the Reporting Persons in the Common Stock), is a leading private investment firm focused on equity, debt and other investments in multi-sector, market-leading companies that can benefit from its in-house operating professionals, experience and network. Sun Capital’s affiliates typically invest in companies which have a leading market position and name/brand recognition in their industry, long-term competitive advantages, and significant barriers to entry. Since Sun Capital’s inception in 1995, its affiliates have invested in and managed more than 190 companies worldwide in a broad and diverse range of industries, including paper and packaging, food and beverages, metals and mining, automotive after-market parts, consumer products, financial services, healthcare, media and communications, building products, telecommunications, technology, retailing and catalogs, filmed entertainment, restaurants, manufacturing and industrial. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Tokyo, Shenzhen, Paris and Frankfurt.